United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number: 0-31983

A.          Full title of the plan and the address of the plan, if different from that of the issuer named below:

Garmin International, Inc. 401(k) and Pension Plan

c/o Garmin International, Inc.

1200 East 151st Street

Olathe, KS 66062

B.          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Garmin Ltd.

Mühlentalstrasse 2

8200 Schaffhausen

Switzerland

Garmin International, Inc.

401(k) and Pension Plan

Financial Statements and

Supplemental Schedules

December 31, 2012 and 2011, and the

Years Ended December 31, 2012 and 2011

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	18
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	19

Exhibits

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

Garmin International, Inc. 401(k) and Pension Plan

We have audited the accompanying statements of net assets available for benefits of the Garmin International, Inc. 401(k) and Pension Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years ended December 31, 2012 and 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years ended December 31, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Leawood, Kansas

June 14, 2013

1

GARMIN INTERNATIONAL, INC. 401(k) AND PENSION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011
Assets
Cash and cash equivalents	$22,091	$36,220

Investments at fair value:
Mutual funds	240,191,140	215,274,058
Common collective trusts	55,432,699	10,989,447
Self directed brokerage accounts	7,711,788	2,470,457
Garmin employer stock	24,139,223	23,608,444
	327,474,850	252,342,406

Receivables:
Participant contributions	330	536,659
Employer contributions	1,047	709,030
Notes receivable from participants	4,048,452	3,174,014
Plan note receivable interest payments	4	4,411
Total receivables	4,049,833	4,424,114

Total Assets	331,546,774	256,802,740

Net assets reflecting all investments at fair value	331,546,774	256,802,740

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(593,290)	(383,253)

Net assets available for benefits	$330,953,484	$256,419,487

See accompanying notes.

2

GARMIN INTERNATIONAL, INC. 401(k) AND PENSION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2012 and 2011

	2012	2011
Additions
Investment income:
Net appreciation in fair value of investments	$29,713,089	$-
Dividends and interest from investments	8,413,094	6,853,782
Total income	38,126,183	6,853,782

Interest on notes receivable from participants	142,938	120,952

Contributions:
Participant	18,862,168	16,728,904
Employer	21,914,602	20,019,516
Rollover	1,587,136	2,324,315
Total contributions	42,363,906	39,072,735

Total additions	80,633,027	46,047,469

Deductions
Net depreciation in fair value of investments	-	5,191,124
Benefits paid to participants	9,229,089	8,260,529
Fees	124,845	119,160

Total deductions	9,353,934	13,570,813

Net increase before transfer into the Plan	71,279,093	32,476,656

Transfers into the Plan	3,254,904	-

Net increase	74,533,997	32,476,656

Net assets available for benefits:
Beginning of year	256,419,487	223,942,831

End of year	$330,953,484	$256,419,487

See accompanying notes.

3

GARMIN INTERNATIONAL, INC.

401(k) AND PENSION PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The Garmin International, Inc. 401(k) and Pension Plan (the Plan) is a contributory defined contribution plan available to full-time employees of Garmin International, Inc. (the Company), a wholly owned subsidiary of Garmin Ltd. Employees must be 21 years of age or older to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by Garmin International, Inc. The Company has overall responsibility for the operation and administration of the Plan. The Company determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Board of Directors of Garmin Ltd.

Eligible employees of the Company are immediately able to make deferral contributions to the Plan. Effective January 1, 2012, Garmin North America, Inc., Tri-Tronics, Inc., and Garmin USA, Inc. were added as additional adopting employers. Effective March 28, 2012, employees of Garmin Santa Cruz, Inc. are excluded from participating in the Plan. Once eligible employees have completed three months of service with the Company, they begin receiving employer match and pension contributions on either January 1 or July 1 following fulfillment of the service requirement. Eligible employees may contribute up to 50% of their annual compensation subject to Internal Revenue Code (the Code) maximum limitations. Participants are allowed to designate contributions as traditional (pre-tax) or Roth (after tax) contributions. The Company matches 75% of an employee’s contributions up to 10% of the employee’s compensation.

Participants become fully vested in employer matching contributions to the Plan after five years of continuous service. The vesting percentages are as follows: 0% through one year of service, 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years of continuous service.

For the years ended December 31, 2012 and December 31, 2011, the pension contribution was a 100% employer contribution equal to 2% of each participant’s eligible compensation. Participants become fully vested in pension contributions and any other discretionary profit-sharing contributions after six years of continuous service. The vesting percentages are as follows: 0% through two years of service, 20% after two years, 40% after three years, 60% after four years, 80% after five years, and 100% after six years. If a participant is not enrolled in the Plan, these contributions are invested in a default account in the participant’s name.

The nonvested portions of terminated participants’ account balances are forfeited, and such forfeitures serve to reduce future employer contributions and pay Plan administrative fees. The Plan used $573,299 and $511,468 in forfeiture funds to reduce employer contributions in 2012 and 2011, respectively. Additionally, the Plan used $44,534 and $49,337 in forfeitures to fund administrative fees in 2012 and 2011, respectively. The Plan retained $130,380 and $213,879 in forfeitures in 2012 and 2011, respectively.

4

GARMIN INTERNATIONAL, INC.

401(k) AND PENSION PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan (continued)

Certain other discretionary employer contributions to the Plan are at the sole discretion of the Company’s Board of Directors.

Effective January 1, 2012, the Plan adopted an amendment to update the definition of disability for Tri-Tronics Employees as a protected benefit.

Effective March 28, 2012, the Plan adopted an amendment to change the definition of compensation to exclude sign on bonuses and sales incentive bonuses.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Under provisions of the Plan, participants direct the investment of their contributions into one or more of the investment accounts available.

Participants may borrow from the Plan in the form of a participant note receivable. The note receivable is limited to the amount the participant may borrow without the note receivable being treated as a taxable distribution. The note receivable and any outstanding note receivable balance may not be more than 50% of the participant’s vested account balance, not including discretionary profit-sharing contributions or merged Garmin International, Inc. pension contribution balances, or $50,000, whichever is less. The vested account provides the security for the note receivable, and the participant’s account may not be used as security for a note receivable outside of the Plan. Additionally, note receivables must be repaid with interest within five years from the date of the note receivable unless the note receivable is used to buy the participant’s principal residence. The note receivable may be repaid before it is due. Participant notes receivable are valued at their unpaid principal balance plus accrued but unpaid interest.

Upon termination of employment with the Company, participants have various options for receiving payment of their benefits. If the participant’s balance is greater than $5,000 the participant may choose between a lump sum distribution or to receive payment in installments (monthly, quarterly, semi-annual or annual payments). If the participant’s balance is less than $5,000 a lump sum distribution is required. A lump sum distribution may be made in the form of a rollover IRA or cash. If the participant’s balance is less than $1,000 the lump sum distribution must be in cash.

5

GARMIN INTERNATIONAL, INC.

401(k) AND PENSION PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan (continued)

Although the Company has not expressed any intent to do so, it has the right under the plan provisions to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their benefits. Additional information about the Plan and its vesting and withdrawal provisions is contained in the Summary Plan Description, Garmin International, Inc. 401(k) and Pension Plan. Copies of the Summary Plan Description are available from the plan administrator.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Plan.

Basis of Accounting

The financial statements are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate bonds: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Common collective trust funds: Valued at the NAV of units of a bank collective trust. The NAV, as provided by T. Rowe Price, the Plan’s trustee, is used as a practical expedient to estimating fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

6

GARMIN INTERNATIONAL, INC.

401(k) AND PENSION PLAN

NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

As described in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962-205, investment contracts held by defined contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (T. Rowe Price Stable Value Common Trust Fund), which is fully benefit-responsive. As required by FASB ASC 962-205, the statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan's interest in the T. Rowe Price Stable Value Common Trust Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the T. Rowe Price Stable Value Common Trust Fund represents contributions plus earnings, less participant withdrawals and administrative expenses. The investment objectives of the trust are to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant initiated transactions under a retirement plan without penalty or adjustment. The trust will attempt to achieve these objectives by investing principally in guaranteed investment contracts (GICs) issued by insurance companies; investment contracts issued by banks (BICs); structured or synthetic investment contracts (SICs) issued by banks, insurance companies, and other issuers, as well as the securities supporting such SICs (underlying assets); separate account contracts (SACs); and other similar instruments that are intended to maintain a constant net asset value while permitting participant initiated, benefit-responsive withdrawals for certain events (collectively, investment contracts). The existence of certain conditions can limit the trust’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the trust or a unit holder, tax disqualification of the trust or a unit holder, and certain trust amendments if the issuers’ consent is not obtained. As of December 31, 2012, the occurrence of an event outside the normal operation of the trust that would cause a withdrawal from an investment contract is not considered to be probable.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

7

GARMIN INTERNATIONAL, INC.

401(k) AND PENSION PLAN

NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Pronouncement

Fair Value Measurements - In May 2011, the FASB issued guidance which amends ASC 820. This guidance requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, it provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The guidance requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The Company adopted this new pronouncement in 2012. Net assets available for benefits and changes in net assets available for benefits of the Plan were not affected by the adoption of the new guidance.

Unit Values

Individual participant accounts for the common collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the funds, but do have an interest therein represented by units valued daily. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

8

GARMIN INTERNATIONAL, INC.

401(k) AND PENSION PLAN

NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Certain expenses of the Plan are paid by the Company and are not included in the statements of changes in net assets available for benefits. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

3. Investments

The fair value of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	December 31,
	2012	2011
Fair value as determined by quoted market price:
Garmin Ltd. Common Stock	$24,139,223	$23,608,444
Oakmark Equity and Income Fund	*	13,687,726
T. Rowe Price Retirement 2020 Fund	16,998,145	13,103,677
T. Rowe Price Retirement 2030 Fund	27,104,355	20,104,069
T. Rowe Price Retirement 2040 Fund	54,083,078	38,378,232
Vanguard Institutional Index Fund	17,836,455	14,070,597

* At December 31, 2012, the value of this fund was not five percent or more of the Plan’s net assets.

The Plan’s investments were held by T. Rowe Price Trust Company at December 31, 2012 and 2011. During 2012 and 2011, the Plan’s investments (including investments bought and sold, as well as held, during the year) appreciated (depreciated) in fair value by $29,713,089 and $(5,191,124), respectively, as presented in the following table:

	Years Ended December 31,
	2012	2011
Mutual Funds	$25,247,428	$(10,564,313)
Common Collective Trusts	3,329,513	-
Self Directed Brokerage Accounts	530,857	35,894
Garmin Ltd. Common Stock	605,291	5,337,295
	$29,713,089	$(5,191,124)

9

GARMIN INTERNATIONAL, INC.

401(k) AND PENSION PLAN

NOTES TO FINANCIAL STATEMENTS

4. Fair Value Measurements

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

10

GARMIN INTERNATIONAL, INC.

401(k) AND PENSION PLAN

NOTES TO FINANCIAL STATEMENTS

4. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012 and 2011.

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Target Date Funds	$118,809,457	$-	$-	$118,809,457
Growth Funds	23,844,391	-	-	23,844,391
Value Funds	28,620,588	-	-	28,620,588
Moderate Funds	41,560,871	-	-	41,560,871
Bond Funds	17,290,105	-	-	17,290,105
Emerging Market Funds	6,543,875	-	-	6,543,875
REIT Funds	3,521,853	-	-	3,521,853
Common Collective
Trusts:
Growth Funds	-	27,146,975	-	27,146,975
Value Funds	-	13,891,773	-	13,891,773
Stable Value Fund	-	14,393,951	-	14,393,951
Self Directed
Brokerage Accounts:
Common Stocks	3,447,108	-	-	3,447,108
Mutual Funds	3,989,976	-	-	3,989,976
Corporate Bonds	135,516	139,188	-	274,704
Garmin Ltd.
Common Stock	24,139,223	-	-	24,139,223

Total investments at fair value	$271,902,963	$55,571,887	$-	$327,474,850

11

GARMIN INTERNATIONAL, INC.

401(k) AND PENSION PLAN

NOTES TO FINANCIAL STATEMENTS

4. Fair Value Measurements (continued)

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Target Date Funds	$83,470,123	$-	$-	$83,470,123
Growth Funds	41,188,956	-	-	41,188,956
Value Funds	35,234,255	-	-	35,234,255
Moderate Funds	33,612,527	-	-	33,162,527
Bond Funds	13,352,512	-	-	13,352,512
Emerging Market Funds	5,301,674	-	-	5,301,674
REIT Funds	3,114,011	-	-	3,114,011
Common Collective
Trust:
Stable Value Fund	-	10,989,447	-	10,989,447
Self Directed
Brokerage Accounts:
Common Stocks	1,062,431	-	-	1,062,431
Mutual Funds	1,408,026	-	-	1,408,026
Garmin Ltd.
Common Stock	23,608,444	-	-	23,608,444

Total investments at fair value	$241,352,959	$10,989,447	$-	$252,342,406

5. Net Asset Value (“NAV”) Per Share

In accordance with Accounting Standards Update (“ASU”) No. 2009-12, the Plan expanded its disclosures to include the category, fair value, unfunded commitments, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2012 and 2011.

12

GARMIN INTERNATIONAL, INC.

401(k) AND PENSION PLAN

NOTES TO FINANCIAL STATEMENTS

5. Net Asset Value (“NAV”) Per Share (continued)

The following table for December 31, 2012 and 2011 sets forth a summary of the Plan’s investments with a reported NAV.

Investments	Fair Value* 12/31/2012	Fair Value* 12/31/2011	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common Collective Trusts:
T. Rowe Price Stable Value Common Trust Fund (a)	$14,393,951	$10,989,447	$-	Daily	12 or 30 months
T. Rowe Price Equity Income Trust	$13,891,773	$-	$-	Daily	90 days
T. Rowe Price Growth Stock Trust	$15,557,747	$-	$-	Daily	90 days
T. Rowe Price U.S. Mid-Cap Growth Equity Trust	$11,589,228	$-	$-	Daily	90 days

* The fair values of the investments have been estimated using the net asset value of the investment.

(a)   See note 2 for further details on the stable value fund.

6. Income Tax Status

The underlying prototype nonstandardized plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401 of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2007-6 and Announcement 2001-77, Garmin International, Inc. has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Although, the Plan has been amended since receiving the opinion letter, the Plan Administrative Committee/Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Code.

13

GARMIN INTERNATIONAL, INC.

401(k) AND PENSION PLAN

NOTES TO FINANCIAL STATEMENTS

6. Income Tax Status (continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

7. Related Party Transactions and Parties-in-interest Transactions

Certain Plan investments are shares of mutual funds and common collective trusts managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of the investments, as they are paid through revenue sharing, rather than a direct payment. As described in Note 2, the Plan made direct payments to the third party administrator of $20,515 and $12,705 for the years ended December 31, 2012 and 2011, respectively, which was not covered by revenue sharing. The Company pays directly any other fees related to the Plan’s operations.

Certain Plan investments are shares of Garmin Ltd. common stock. Garmin International, Inc. is the Plan sponsor; therefore, these transactions are considered party-in-interest transactions. Certain receivables are loans to participant employees of the Company, and therefore these transactions are considered party-in-interest transactions.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

14

GARMIN INTERNATIONAL, INC.

401(k) AND PENSION PLAN

NOTES TO FINANCIAL STATEMENTS

9. Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$330,953,484	$256,419,487
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	593,290	383,253
Net assets available for benefits per Schedule H of the Form 5500	$331,546,774	$256,802,740

The following is a reconciliation of net increase per the financial statements to Form 5500:

	Years Ended December 31,
	2012	2011
Net increase per financial statements before transfer into the Plan	$71,279,093	$32,476,656
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	210,037	97,081
Net increase before transfer into the Plan	71,489,130	32,573,737
Transfers into the Plan	3,254,904	-
Net increase per Schedule H of the Form 5500	$74,744,034	$32,573,737

10. Delinquent Participant Contributions

Defined contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer’s general assets.  While the Company remitted all employee contributions to the Plan, contributions of $668,408, $613,300, and $1,182,362 were not remitted within the required time period for the years ended December 31, 2012, 2011 and 2010, respectively. The Company has remitted these delinquent employee contributions and during the year ended December 31, 2012 remitted the lost earnings as a result.

15

GARMIN INTERNATIONAL, INC.

401(k) AND PENSION PLAN

NOTES TO FINANCIAL STATEMENTS

11. Transfers into Plan

In 2011, Garmin Ltd. acquired Tri-Tronics, Inc. As a result of the acquisition, during 2012 the assets of the Tri-Tronics, Inc. 401(k) Savings Plan were transferred into the Plan in the amount of $3,254,904.

12. Subsequent Events

The Company monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. All subsequent events of which we are aware were evaluated through the filing date of this Form 11-K.

In 2011, Garmin Ltd. acquired Tri-Tronics, Inc.  As a result of the acquisition, subsequent to December 31, 2012, the remaining assets of the Tri-Tronics, Inc. 401(k) Savings Plan were transferred into the Plan in the amount of $238,164.

Effective January 1, 2013 the Plan adopted an amendment to change the name of the Plan to Garmin International, Inc. Retirement Plan. The Plan was restated with several changes adopted. Interns were excluded from participating. Eligibility requirements were changed to 45 days of service for all contributions. The pension contribution vesting schedule was changed from a six year to a five year graded schedule. The six year graded vesting schedule was grandfathered for terminated participants.

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Supplemental Schedules

17

GARMIN INTERNATIONAL, INC. 401(k) AND PENSION PLAN

SCHEDULE H, LINE 4A – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2012

EIN 48-1088407

Plan #001

	Participant Contributions Transferred Late to the Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiducary
	Check Here If Late Participant Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Correction Program (VFCP) and Prohibited Transaction Exemption 2002- 51
2010	X	$-	$-	$-	$1,182,362
2011	X	-	-	-	613,300
2012	X	-	-	-	668,408

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GARMIN INTERNATIONAL, INC. 401(k) AND PENSION PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(Held at End of Year)

December 31, 2012

EIN 48-1088407

Plan # 001

	Description	Number
	of	of Shares		Fair
Identity of Issuer	Investment	or Units	Cost (1)	Value

Garmin Ltd. Common Stock*	Company Stock	592,373.57		$24,139,223

Allianz NFJ Small Cap Value Index Fund	Mutual Fund	43,104.52		1,290,549
Amer Beac Small Cap Val Inst Fund	Mutual Fund	40,686.67		866,626
Columbia Acorn Fund	Mutual Fund	357,249.47		10,878,246
Heitman Reit Z/Old Mutual Real Estate Fund	Mutual Fund	346,639.05		3,521,853
JP Morgan International Value Fund	Mutual Fund	360,558.65		4,658,418
Lazard Emerging Markets Portfolio Fund	Mutual Fund	334,896.39		6,543,875
Oakmark Equity and Income Fund	Mutual Fund	550,393.07		15,686,203
Oppenheimer International Growth Fund	Mutual Fund	276,691.73		8,497,203
PIMCO Total Return Institutional Fund	Mutual Fund	962,450.23		10,817,941
T. Rowe Price Mid-Cap Value Fund*	Mutual Fund	360,392.67		8,663,840
T. Rowe Price New Income Fund*	Mutual Fund	657,072.52		6,472,164
T. Rowe Price Prime Reserve Fund*	Mutual Fund	8,022,945.79		8,022,946
T. Rowe Price Retirement 2005 Fund*	Mutual Fund	12,548.31		152,336
T. Rowe Price Retirement 2010 Fund*	Mutual Fund	162,611.60		2,678,213
T. Rowe Price Retirement 2015 Fund*	Mutual Fund	112,957.49		1,454,892
T. Rowe Price Retirement 2020 Fund*	Mutual Fund	950,679.23		16,998,145
T. Rowe Price Retirement 2025 Fund*	Mutual Fund	299,208.20		3,925,612
T. Rowe Price Retirement 2030 Fund*	Mutual Fund	1,432,576.90		27,104,355
T. Rowe Price Retirement 2035 Fund*	Mutual Fund	244,769.43		3,275,015
T. Rowe Price Retirement 2040 Fund*	Mutual Fund	2,833,058.04		54,083,078
T. Rowe Price Retirement 2045 Fund*	Mutual Fund	286,040.24		3,635,571
T. Rowe Price Retirement 2050 Fund*	Mutual Fund	365,428.15		3,895,464
T. Rowe Price Retirement 2055 Fund*	Mutual Fund	152,445.58		1,606,776
T. Rowe Price Retirement Income Fund*	Mutual Fund	36,767.96		512,913
T. Rowe Price Small-Cap Value Fund*	Mutual Fund	130,666.54		5,118,209
Van Kampen/Invesco Small Cap Growth	Mutual Fund	433,457.02		4,468,942
Vanguard Institutional Index Fund	Mutual Fund	136,656.87		17,836,455
Vanguard Mid Cap Index Signal Fund	Mutual Fund	132,750.81		4,271,923
Vanguard Small Cap Index Signal Fund	Mutual Fund	93,166.58		3,253,377
				240,191,140

T. Rowe Price Stable Value Common Trust Fund*	Common Collective Trust	13,800,660.34		14,393,951
T. Rowe Price Equity Income Trust*	Common Collective Trust	1,121,208.44		13,891,773
T. Rowe Price Growth Stock Trust*	Common Collective Trust	1,133,120.72		15,557,747
T. Rowe Price U.S. Mid-Cap Growth Equity Trust*	Common Collective Trust	1,046,904.03		11,589,228
				55,432,699

Self Directed Brokerage Accounts	Brokerage Accounts	7,711,788.40		7,711,788

Participant Notes Receivable, interest rates from 3.75% to 8.75%, maturities through February 21, 2042*	Participant Notes Receivable	–		4,048,452
				$331,523,302

(1) Cost information was omitted for Plan assets which are participant directed.

*Indicates party-in-interest to the Plan.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GARMIN INTERNATIONAL, INC. 401(k) AND
PENSION PLAN

By	/s/ Kevin Rauckman
Kevin Rauckman
Chief Financial Officer
Garmin International, Inc.

Dated: June 14, 2013

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